June 16, 2005

Mr. Brent Watson, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.

Room 4561

Sent also Via Fax: 202.772.9210

Your Re:  TGFIN Holdings, Inc. (file no. 000-19470)
          Form 10-K: For the Fiscal Year Ended December 31, 2004
          Filed March 31, 2005

Dear Mr. Watson:

     I am writing in response to your comment letter dated June 3, 2005 and our subsequent telephone conversation of June 3, 2005 regarding TGFIN Holdings, Inc. (the "Company"). Your two comments and our responses thereto are set forth as follows:

Your Comments
-------------

     1. We read your response comment to prior comment 2 and noted that it appears that you did not address our concerns regarding your Item 308 disclosures. Please explain to us how these disclosures comply with Item 308 of Regulation S-B.

     2. We note your disclosure controls and procedures are designed only to provide "reasonable assurance" that the controls and procedures will meet their objectives. We further note that the conclusions of your principal executive and principal financial officer do not indicate that the disclosure controls and procedures are effective at the "reasonable assurance" level and your disclosures do not state that these controls and procedures are designed to provide "reasonable assurance" of achieving its objectives. Please explain to us how your disclosures comply with section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal control Over Financial Reporting and certification of Disclosures in Exchange Act Periodic Reports."

Your Re:  TGFIN Holdings, Inc. (file no. 000-19470)                   page 2
          Form 10-K: For the Fiscal Year Ended December 31, 2004

Our Response
------------

       We will change our disclosure regarding Item 8A from:

     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's required filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-14(c). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

     Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision of and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

     There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, subsequent to the date of the completion of the Company's evaluation.

     to the following disclosure:

     The company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer of TGFIN Holdings, Inc., as appropriate, to allow for timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

     The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer of TGFIN Holdings, Inc. of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

     There have been no changes in our internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reports.

Your Re:  TGFIN Holdings, Inc. (file no. 000-19470)                   page 3
          Form 10-K: For the Fiscal Year Ended December 31, 2004

Company's Conclusion
--------------------

     In light of the Company's responses as set forth above, the Company does not believe that the filing of an amended Form 10-KSB for its fiscal year 2004 is necessary at this time. Rather, it will enhance its disclosures for Item 8A as indicated above, going forward. We also hereby assert that based upon the timing and depth of our evaluations over the reporting periods covered in our December 31, 2004 Form 10-KSB, that the new disclosure would also have been true.

Company's Acknowledgment
------------------------

With regard to your comment letter and our response thereto, the Company hereby acknowledges:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     I trust that the foregoing responses will be found satisfactory. Please feel free to contact me at (435) 755-0188.

                                   Sincerely,
                                   TGFIN Holdings, Inc.



                                   /S/S. Emerson Lybbert

                                   S. Emerson Lybbert, President
                                   Principal Executive Officer and
                                   Principal Financial Officer